UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: August 22, 2006

Commission File Number: 333-110071

CHINA SECURITY & SURVEILLANCE TECHNOLOGY, INC.
4/F, East 3/B, Saige Science & Technology Park Huaqiang, Shenzhen, China 518028
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  Yes ☐          No☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  Yes ☐          No☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐          No☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ______.

Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

On and effective August 17, 2006, Ms. Lam Yan resigned as a member of the board of directors of China Security & Surveillance Technology, Inc. (the “Company”). Ms. Lam Yan’s resignation is not in connection with any known disagreement with the Company on any matter.

A copy of this Report has been provided to Ms. Lam. Ms. Lam has been provided with the opportunity to furnish the Company as promptly as possible with a letter addressed to the Company stating whether she agrees with the statements made by the Company in this Report, and if not, stating the respects in which she does not agree. No such letter has been received by the Company.

On and effective August 17, 2006, the Company appointed Shufang Yang to the Company’s board of directors and Chief Operating Officer. On July 6, 2006, the Company entered into a stock transfer agreement with shareholders of Shanghai Cheng Feng Digital Technology Co., Ltd. (“Cheng Feng”) pursuant to which the Company will acquire 100% of the equity of Cheng Feng in exchange for RMB 120 million, consisting of RMB 60 million in cash and RMB 60 million in restricted shares of the Company’s common stock. Mr. Yang is a 46.26% shareholder and CEO of Cheng Feng. Please see the Company’s current report on Form 6-K filed on July 7, 2006 for more details.

There are no family relationships between the directors and officers of the Company. Mr. Yang served as the general manager of Zhejiang Yin Cheng Electronic Ltd. from July 1998 to April 2001 and has served as the President and CEO of Cheng Feng since April 2001. Mr. Yang has extensive experience in the security and surveillance industry and received an EMBA from China Europe International Business School.

Exhibit

Exhibit 99 Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA SECURITY & SURVEILLANCE TECHNOLOGY, INC.

Date: August 22, 2006

By: /s/ TerenceYap
Vice Chairman of the board